Exhibit 99.2

TERM SHEET

Summary:	MI Developments Inc. (the “Company”) will effect a value-enhancing corporate reorganization pursuant to a court approved plan of arrangement which will result in the following:

(a)   the Company’s existing real estate business gets transferred to a new company (“Rentalco”) which following completion of the transactions described below will be owned 80% by the existing Class A and Class B shareholders of the Company, 10% by a company controlled by the Stronach Trust and 10% by Magna International Inc. (“Magna”);

(b)   the Company will eliminate its direct investment in Magna Entertainment Corp. (“MEC”) by selling all of its shares of MEC to an entity to be identified by the Stronach Trust for $25 million in cash, and by transferring its loans receivable from MEC, as well as its development lands in Aurora, Ontario and approximately $150 million in cash, to a new Ontario limited partnership (the “LP”) owned 51% by a company controlled by the Stronach Trust and 49% by Rentalco;

(c) Rentalco will arrange credit facilities of $1.1 billion of which $1 billion will be guaranteed by Magna; and

(d)   the existing shareholders of the Company will receive, for each share, $15.50 in cash plus one Common Share, Series 1 of Rentalco and one Special Share of Rentalco that will entitle the holder to receive any distributions from and proceeds of Rentalco’s 49% interest in the LP.

Rentalco will agree not to invest, directly or indirectly, any additional funds into, or enter into any transaction with, MEC or the LP without the unanimous approval of the board of directors.

Rentalco and Magna will agree to negotiate a new leasing framework with the Magna group of companies which is intended to be mutually beneficial without changing the current economics of the existing leases.

The objective of the reorganization is to (a) effect a substantial cash distribution to the shareholders of the Company; and (b) create a focussed real estate investment vehicle, which will distribute 80% of its available cash flow (to be defined in the definitive documents), in which the interests of all shareholders (Magna, the Stronach Trust and the public) will be fully aligned.

Investco:	2167951 Ontario Inc., a new Ontario corporation formed for the purpose of participating in the transactions referred to below (the “Transactions”), controlled indirectly by the Stronach Trust.

Rentalco:	Rentalco will be a new Ontario corporation formed for the purpose of participating in the Transactions.

Plan of Arrangement:

The Transactions will be carried out by way of (or immediately prior to) a plan of arrangement (the “Arrangement”) of the Company under the Business Corporations Act (Ontario) and in accordance with all applicable legal and regulatory requirements, including the requirements of Multilateral Instrument 61-101.

Sale of MEC Shares:	The Company will sell to an entity to be identified by the Stronach Trust all the shares in MEC owned by the Company for an aggregate purchase price of $25 million.

Formation of Limited Partnership:

The Company and a newly incorporated wholly-owned subsidiary of the Company (the “General Partner”) will form the LP under the laws of Ontario. The General Partner will be the sole general partner with a 0.01% interest and the Company will acquire a 99.99% limited partnership interest in the LP in exchange for contributing the following assets: (i) $150 million in cash (subject to adjustment as provided below); (ii) the Company’s loans receivable from MEC; and (iii) its lands in Aurora, Ontario as set forth in Exhibit “A”.

In the event that the total loans receivable from MEC is more or less than $247 million, the amount of cash contributed will be reduced or increased (respectively) by the same amount.

Rights of Partners in LP:	The limited partner will not be involved in the management, direction or control of the LP.

The General Partner will have exclusive control and authority over all activities of the LP. In particular, regardless of any actual or potential conflict of interest by reason of any interest in MEC on the part of the General Partner or its shareholders, directors, officers or affiliates, the General Partner will have the exclusive right on behalf of the LP to:

	•	make further investments in MEC;

	•	sell assets for any purpose including to fund any such investments in MEC;

	•	convert any debt of MEC into equity of MEC or accept interest payments from MEC in equity or in-kind;

	•	buy assets from, and sell assets to, MEC;

	•	enter into any strategic alliance, joint venture or other arrangement concerning MEC;

	•	vote shares of MEC; and

	•	distribute cash or other assets to the partners of the LP in accordance with their respective ownership interests;

provided that the General Partner shall not enter into or authorize any related party transaction unless the transaction terms are reasonable and fair to the LP (it being acknowledged that the GP has the sole discretion to determine such reasonableness or fairness, but that, by way of example, the General Partner could not sell assets of the LP to the General Partner or one of its affiliates for grossly inadequate consideration).

Dissolution of LP:	The LP will be wound-up on the date that is five years from the Effective Time unless the board of directors of Rentalco decides by extraordinary resolution to extend the life of the LP.

Bank Facilities:

UBS Securities LLC and Bank of Montreal have provided a highly confident letter (the “Highly Confident Letter”), a copy of which is attached as Exhibit “B”, concerning their ability to arrange a non-revolving 5-year term loan facility (the “Term Loan”) to Rentalco in the amount of $1 billion and a revolving working capital facility (the “Revolver”) in the amount of $100 million (the Term Loan and the Revolver are referred to collectively as the “Bank Facilities”).

Guarantee Process:

The Company, on behalf of Rentalco, will seek a 5-year guarantee in respect of the principal and interest payable on the Term Loan from Magna. In consideration for the guarantee, Rentalco will pay Magna a guarantee fee and agree to a new Leasing Framework with the Magna group of companies (to be set forth on mutually agreeable terms in the definitive documentation). Magna will subscribe for Common Shares, Series 2 of Rentalco representing a 10% equity interest (on a fully-diluted basis after giving effect to the Transactions) in Rentalco for an aggregate amount equal to the guarantee fee. Rentalco and Magna will enter into a reimbursement agreement in respect of the guarantee that will provide security in favour of Magna over the assets of Rentalco. The Company and Magna may consider extending the term of the guarantee after 5 years on terms to be mutually agreed through good faith negotiations.

Acquisition of Assets by Rentalco:	The Company will, directly or indirectly, transfer to Rentalco all of its assets other than:

(i) a 51% interest in the LP, and

(ii)

an amount of cash equal to the sum of all balance sheet liabilities of the Company (including any amounts required to be paid to redeem the existing debentures of the Company) plus any taxes and all fees and expenses relating to the Transactions minus $25 million, in consideration for $1,050 million in cash, Common Shares, Series 1 representing an 80% equity interest in Rentalco, 100% of the Special Shares of Rentalco and Common Shares, Series 2 representing a 10% equity interest (on a fully-diluted basis after giving effect to the Transactions) in Rentalco.

Rentalco will assume all liabilities and obligations (contingent or otherwise) of the Company existing as of the Effective Time, other than the balance sheet liabilities for which the Company retained an amount of cash as provided in clause (ii) above, and will indemnify the Company fully in respect of any claims, losses, costs, liabilities or expenses in respect of such assumed liabilities and obligations (including any claims, losses, costs, liabilities or expenses that arise at a later time in respect of events that occurred prior to the Effective Time).

Existing Debentures:

The Company will use a portion of its available cash to redeem the Company’s existing debentures (including payment of any make-whole obligations), unless the holders of the Company’s existing debentures provide a waiver from the requirement to redeem such debentures, in which case (i) the existing debentures will be assumed by Rentalco, (ii) the amount of cash retained by the Company and the amount borrowed by Rentalco under the Term Loan as provided above will be reduced accordingly, and (iii) Magna will be asked to guarantee the existing debentures.

Purchase of Outstanding Shares of the Company:

Investco will purchase all of the Class A Subordinate Voting Shares and Class B Shares of the Company (the “Company Shares”) in exchange for (for each Company Share purchased) a Note that will be repaid on the closing date by delivering the following:

(i) one Common Share, Series 1 of Rentalco and one Special Share of Rentalco; and

(ii) $15.50 in cash.

Immediately following the purchase of all the Company Shares, Investco and the Company will amalgamate (the “Amalgamation”), immediately following which the Notes will be repaid. After giving effect to these Transactions, each of the amalgamated corporation (“Amalco”) resulting from the Amalgamation and Magna will own 10% of the total number of Common Shares of Rentalco outstanding on a fully-diluted basis and the balance of the Common Shares will be owned by the former shareholders of the Company.

Listing:	Rentalco will apply to list the Common Shares, Series 1 of Rentalco on the TSX.

Options and DSUs:

The outstanding stock options and deferred stock units of the Company will be cancelled and Rentalco will issue replacement stock options and deferred stock units having the same terms and conditions as the outstanding stock options and deferred share units of the Company, except that they will be adjusted in accordance with applicable anti-dilution provisions to take into account the non-share consideration payable to the shareholders of the Company as referred to above.

Conditions:

Provision of a guarantee of the Bank Facilities on the terms contemplated above.

Closing of the Bank Facilities on terms reasonably satisfactory to the Company and Investco and consistent with prior discussions with UBS Securities LLC and Bank of Montreal.

Receipt of interim and final court orders in respect of the Arrangement.

Approval of the Arrangement by at least two-thirds of the votes cast by the holders of the outstanding Class A Subordinate Voting Shares and Class B Shares voting separately.

Dissent rights not being exercised by holders of more than 10% of the outstanding Class A Subordinate Voting Shares.

TSX approval of the listing of the Common Shares, Series 1.

Other customary conditions, including no material adverse change concerning the Company.

Share Capital and Governance Matters:

Authorized Capital:

The share capital structure of Rentalco will consist of Common Shares, Series 1 and Special Shares (to be held by the former shareholders of the Company) and Common Shares, Series 2 (to be held by Magna and Amalco).

The Special Shares will be non-voting and non-participating except that they will entitle the holders to any distributions and proceeds actually received from time to time by the Company (after tax) in respect of its 49% interest in the LP. The Special Shares will be linked with the Common Shares, Series 1 and will be evidenced only by the certificates representing the Common Shares, Series 1 and will not be transferable separately from the Common Shares, Series 1.

The Common Shares, Series 2 will be convertible at any time at the option of the holder into an equal number of Common Shares, Series 1 in connection with a bona fide sale and will convert automatically if (i) the Common Shares, Series 2 represent less than 10% of the total number of Common Shares outstanding, and (ii) Magna has sold all or part of its shares.

There will be a standard coattail to ensure that the two series participate equally in the case of a takeover bid.

One Share, One Vote:

The two series of Common Shares will be equal in all respects and, except for the board representation rights referred to below or as otherwise required by law, will vote together and have one vote per share at all meetings of shareholders.

Board Composition:

The board of directors of Rentalco will consist of 9 directors, (a) 5 of whom (including the Chairman) will be elected by holders of Common Shares, Series 2, and (b) 4 of whom will be elected by holders of Common Shares, Series 1. At least 2 of the directors to be elected by holders of Common Shares, Series 2 and at least 3 of the directors to be elected by holders of Common Shares, Series 1 will be “independent” within the meaning of National Instrument 58-101.

Distribution Policy:

Unless changed by an extraordinary resolution of the board of directors as provided below, Rentalco will distribute at least 80% of its available cash flow, after satisfying or setting aside appropriate reserves for payment of expenses, capital expenditures, debt service obligations (interest and principal) and subject to any restrictions on distributions imposed by the terms of the Bank Facilities.

Leasing Framework:

Unless changed by an extraordinary resolution of the board of directors as provided below, all dealings between Rentalco and the Magna group of companies will be in accordance with a pre-defined framework that will direct, among other things, Rentalco’s approach to: (i) additional tenant renewal options, (ii) lease renewals beyond contractual renewal provisions, (iii) expansions, (iv) a dispute resolution mechanism for leasing disputes, (v) rights of first refusal for certain key facilities, (vi) lease substitutions and terminations, and (vii) change of control situations involving Rentalco. The new framework is not intended to affect the current economics of the existing leases.

Extraordinary Resolutions:

Any of the following decisions not involving the LP will require approval by more than two thirds (i.e., 7) of the number of directors of Rentalco:

(i)                                     the issuance of any shares or other equity securities (other than in connection with employee plans);

(ii)                                  the repurchase of any shares or securities;

(iii)                               the incurrence of any debt;

(iv)                              any acquisition, merger, joint venture or investment;

(v)                                 any sale or disposition;

(vi)                              any related party transaction other than a transaction that is with the Magna group of companies and is consistent with the framework referred to above;

(vii)                           any change in distribution policy;

(viii)                        any change in senior management;

(ix)                                a change in auditors; or

(x)                                   extending the life of the LP beyond a term of 5 years from the Effective Time.

Prohibition on Transactions with MEC or LP:

Except with the unanimous approval of the board of directors, Rentalco will be prohibited from, directly or indirectly, investing any additional funds in, or entering into any transaction with, MEC or the LP.

Currency:	All references in this term sheet to “$” are references to United States dollars.

Alternative Transaction Structure:

The parties will cooperate if it is commercially reasonable to proceed with a form of transaction different from the legal structure and steps contemplated above provided that the economic substance and the rights and obligations of each party are substantially similar to that contemplated above.

Exhibit “A”

Aurora Lands

All lands currently owned by MID in Aurora, Ontario other than those lands currently leased to Magna or Magna’s subsidiaries.

Exhibit “B”

Highly Confident Letter

UBS SECURITIES LLC 299 Park Avenue New York, New York 10171	BANK OF MONTREAL 100 King Street West Toronto, Ontario M5X 1H3

March 30, 2008

2167951 Ontario Inc.
5300 Commerce Court West
199 Bay Street,

Toronto, Ontario M5P 1R4

Highly Confident Letter

Gentlemen:

You have advised UBS Securities LLC (“UBSS”) and Bank of Montreal (“BMO” and with UBSS, “we”) that various shareholders of MI Developments Inc. (the “Company”) are proposing a plan of arrangement (the “Transaction”) under the laws of Ontario.  As part of the Transaction, the Company will sell all of its shares of Magna Entertainment Corp. and transfer substantially all of its remaining assets to a new Ontario company (“Rentalco”), and you will acquire all of the issued shares of the Company and then amalgamate with the Company. In addition, the existing shareholders of the Company will receive cash of approximately $725 million and 80% of the shares of Rentalco. All references to “dollars” or “$” in this letter are references to United States dollars.  All references to you herein shall be deemed to include you and your subsidiaries, including the Company (or its successor) on a post-Transaction basis.

We understand that in order to (i) finance the cash required to consummate the Transaction, and (ii) pay fees, commissions and expenses in connection therewith, you will require the following sources of funds: (A) funded indebtedness consisting of a term loan in the amount of $1 billion (the “Term Loan”) and a revolving working capital facility in the amount of $100 million (the “Revolver” and with the Term Loan, the “Credit Facility”), which Term Loan will be guaranteed by Magna International Inc., and (B) cash equity provided by you.  No other financing will be required for the uses described above.

Based upon an initial review of certain information provided by you relating to the Transaction and the Company, we are pleased to inform you that, as of the date hereof and subject to the factors listed below, we are highly confident of our ability to arrange the Credit Facility and obtain adequate commitments to fund the full commitments for the Transaction in accordance with the terms and pricing that we have discussed with you, notwithstanding current market conditions.

We have assumed that the structure, covenants, terms and conditions of the Credit Facility will be in accordance with the terms that we have discussed with you and will otherwise be as determined by UBSS, BMO and our respective affiliates in consultation with you based on (i) market conditions at the time of the syndication, offering or placement of the Credit Facility, (ii) the structure and documentation of the Transaction and related transactions and (iii) the financial prospects of the Company at the time of the signing of any definitive documentation relating to the Credit Facility.  We have further assumed that the business and operations of Magna Entertainment Corp will be “ringfenced” from those of the Company on terms and conditions satisfactory to UBSS and BMO.  In addition, our view is based upon the assumption that UBSS’s and BMO’s business, financial, legal, tax, environmental and accounting due diligence relating to you, the Company and the Transaction will be completed and the results thereof up to the signing of any definitive documentation will be satisfactory to UBSS and BMO.

This letter is not a commitment to lend, or to underwrite, purchase or place the Credit Facility, and we express no view as to our willingness to hold any portion of the Credit Facility. Our views herein are expressed on the basis of the facts and circumstances that exist on the date hereof and do not take into account any changes that may occur after the date hereof. We are under no obligation to update, revise, or reaffirm statements made in this letter. This letter is intended to be for your benefit and for the benefit of the other shareholders of the Company who are proposing the Transaction and is not intended to confer any benefits upon any other persons.

[Signature Page Follows]

We look forward to working with you in connection with the financing for the Transaction.

Very truly yours,

UBS SECURITIES LLC

By:	(Signed) Doug Lyons
Name: Doug Lyons
Title: Executive Director

By:	(Signed) Eric Lee
Name: Eric Lee
Title: Associate Director

BANK OF MONTREAL

By:	(Signed) Genga Arulampalam
Name: Genga Arulampalam
Title: Managing Director